# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Akari Therapeutics Plc, CIK 0001541157
CUSIP: 00972G207
Title of class of securities: Ordinary Shares, $0.000000005 par value
Address of issuer's principal executive offices: 401 East Jackson Street, Suite 3300, Tampa, Florida (FL), 33602
Date of event which requires filing of this statement: 03/02/2026
Filed by CIK 0001702447
Persons authorized to receive notices and communications: Win Rutherfurd, Esq., Greenberg Traurig, LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 801-9200

## Reporting persons
- Samir R. Patel (CIK 0001702447): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 9,725,215,000; shared voting power 0; sole dispositive power 9,725,215,000; shared dispositive power 0; aggregate amount beneficially owned 9,725,215,000 (10.4% of the class)
  Comment: 1) Comprised of the Registrant's ordinary shares, $0.000000005 par value per share ("Ordinary Shares"), represented by American Depositary Shares ("ADSs"). Each ADS represents 2,000 Ordinary Shares.
  2) Includes (i) 285,336,000 shares held of record by Dr. Patel, (ii) 6,062,010,000 shares held of record by PranaBio Investments LLC ("PranaBio"), (iii) 1,579,785,000 options exercisable within 60 days of March 1, 2026 granted to Dr. Patel and (iv) 1,798,084,000 shares underlying prefunded warrants exercisable within 60 days of March 1, 2026 to PranaBio. Excludes up to (ii) 5,450,454,000 shares underlying warrants exercisable within 60 days of March 1, 2026 issued to Dr. Patel which are subject to a 9.99% beneficial ownership limitation and with respect to which Dr. Patel disclaims beneficial ownership to the extent that any exercise of such warrants would exceed such percentage. Dr. Patel is the manager of PranaBio and may be deemed the beneficial owner of the shares held of record by PranaBio.
  3) The percentage of ownership is based on 91,567,009,533 ordinary shares issued and outstanding on March 1, 2026, as per information provided to the Reporting Person by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.000000005 par value
Name of issuer: Akari Therapeutics Plc
Address of issuer's principal executive offices: 401 East Jackson Street, Suite 3300, Tampa, Florida (FL), 33602
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 7, 2024 and amended on December 6, 2024, (collectively, the "Prior Schedule 13D") by and on behalf PranaBio Investments LLC ("PranaBio") and Samir R. Patel (collectively, the "Reporting Person"), and relates to the ordinary shares, $0.000000005 par value ("Ordinary Shares") of Akari Therapeutics, Plc, a public limited company formed under the laws of England and Wales (the "Issuer"). The Issuer's American Depositary Shares, each representing 2,000 Ordinary Shares (the "ADSs"), have been registered on a registration statement on Form F-6 (File No. 333-185197), as supplemented (File Nos. 333-234213, 333-262049 and 333-185197), and trade on the Nasdaq Capital Market under the symbol "AKTX." Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Prior Schedule 13D. This Amendment No. 2 amends and supplements the Prior Schedule 13D as specifically set forth herein. Except as set forth below, all previous Items in the Prior Schedule 13D remain unchanged. This Amendment No. 2 is being filed to amend Items 3, 4 and 5 as set forth below and to update the number of shares of Ordinary Shares beneficially held by the Reporting Persons as a result of the transaction described below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Prior Schedule 13D is hereby supplemented by adding the following paragraph:

On December 17, 2025, the Issuer closed a private placement of the Issuer's securities, pursuant to which, Dr. Patel purchased 618,658 Series G Warrants to purchase ADSs (representing 1,237,316,000 Ordinary Shares) and 618,658 Pre-Funded Warrants to purchase ADSs (representing 1,237,316,000 Ordinary Shares) at a combined price of $0.4041 per Series G Warrant and Pre-Funded Warrant.

231,997 Note Exchange Warrants to purchase ADSs (representing 463,994,000 Ordinary Shares) and 231,997 Pre-Funded Warrants to purchase ADSs (representing 463,994,000 Ordinary Shares) at a combined price of $0.4041 per Note Exchange Warrant and Pre-Funded Warrant.

The funds used by Dr. Patel to acquire the ADSs were from his personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: On December 17, 2025, Dr. Patel purchased the securities described in the transactions as described in Item 3 above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person, either in his individual capacity or as sole manager and member of PranaBio Investments LLC, beneficially owns an aggregate of (i) 285,336,000 shares held of record by Dr. Patel, (ii) 6,062,010,000 shares held of record by PranaBio (iii) 1,579,785,000 options exercisable within 60 days of March 1, 2026 granted to Dr. Patel and (iv) 1,798,084,000 shares underlying prefunded warrants exercisable within 60 days of March 1, 2026 to PranaBio. Excludes up to (ii) 5,450,454,000 shares underlying warrants exercisable within 60 days of March 1, 2026 issued to Dr. Patel which are subject to a 9.99% beneficial ownership limitation and with respect to which Dr. Patel disclaims beneficial ownership to the extent that any exercise of such warrants would exceed such percentage. Dr. Patel is the manager of PranaBio and may be deemed the beneficial owner of the shares held of record by PranaBio.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows 7 through 11 of cover page for Reporting Persons.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions in Ordinary Shares during the 60 days prior to the filing of this Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of any Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Samir R. Patel: /s/ Samir R. Patel, Samir R. Patel, Authorized Signatory (03/04/2026)